Exhibit 99.2

中國海洋石油有限公司

CNOOC LIMITED

For Immediate Release

CNOOC Limited Announces Key Operational Statistics for Q3 2021

(Hong Kong, October 28, 2021) - CNOOC Limited (the “Company”, SEHK: 00883, TSX: CNU) today announced its key operational statistics for the third quarter of 2021.

The Company achieved a total net production of 144.1 million barrels of oil equivalent (“BOE”) for the third quarter of 2021, representing an increase of 9.9% year-over-year (“YoY”). Production from China increased by 13.0% YoY to 100.1 million BOE, mainly attributable to production growth from the commencement of new projects including Caofeidian 6-4 oilfield, Luda 21-2 oilfield and the production growth from onshore unconventional gas fields. Overseas production increased by 3.2% YoY to 43.9 million BOE.

During the period, the Company made nine new discoveries and successfully appraised 13 oil and gas structures. In offshore China, a large-sized commercial discovery was made in the Kenli 10-2 structure with 100 million tons oil and gas proved in-place volume. A proved in-place volume of over 10 million tons was made in the Bozhong 28-1 structure. Baodao 21-1 structure was appraised with a positive progress. In overseas, three new discoveries were made in the Stabroek block in Guyana, namely Whiptail, Pinktail and Turbot-2.In terms of development and production, six new projects were commenced production in the third quarter, which are Luda 29-1 oilfield, Liuhua 21-2 oilfield, Luda 6-2 oilfield, Bozhong 26-3 oilfield expansion project, Qinhuangdao/Caofeidian onshore power project and Bozhong 19-4 oilfield adjustment project. Among them, the successful commencement of operation of the Qinhuangdao/Caofeidian onshore power project makes a historical milestone in green, efficient, and intelligent development of China's offshore oilfield operations. It also signifies the energy consumption structure of offshore oilfields has embarked on a fully-fledged implementation of low-carbon transformation.

For the third quarter of 2021, the Company’s average realised oil price increased by 63.6% YoY to US$70.38 per barrel, which is in line with the trend of international oil prices. The Company’s average realised gas price increased by 21.0% YoY to

US$7.08 per thousand cubic feet, mainly attributable to the higher realised gas in China and overseas. Due to combined effects of the increase in international oil and gas prices, and the increased oil and gas sales volume, the unaudited oil and gas sales revenue of the Company reached approximately RMB58.03 billion, representing an increase of 63.3% YoY.

During the period, the Company’s capital expenditure increased by 13.8% YoY to approximately RMB20.94 billion, which was mainly due to the increase in workload.

Mr. Xu Keqiang, CEO of the Company, commented “During the quarter, the Company has made steady progress in various performance, the key operational statistics have improved substantially. The Company is confident of achieving the annual production and operation targets, and will strive to create value for our shareholders.”

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Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements.

These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to the Company and its controlling shareholder being listed in the list of the U.S. for sanction against companies with alleged ties to the Chinese military, those associated with fluctuations in crude oil and natural gas prices, macro-political and economic factors, changes in the tax and fiscal regimes of the host countries in which we operate, the highly competitive nature of the oil and natural gas industry, environmental responsibility and compliance requirements, the Company’s price forecast, the exploration and development activities, mergers, acquisitions and divestments activities, HSSE and insurance policies and changes in anti-corruption, anti-fraud, anti-money laundering and corporate governance laws. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year. Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

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For further enquiries, please contact:

Ms. Jing Liu

Manager, Media & Public Relations

CNOOC Limited

Tel: +86-10-8452-3404

Fax: +86-10-8452-1441

E-mail: mr@cnooc.com.cn

Bunny Lee

Porda Havas International Finance Communications Group

Tel: +852 3150 6707

Fax: +852 3150 6728

E-mail: cnooc.hk@pordahavas.com